Item 77C

Special Meeting of Shareholders

A Special Meeting of the shareholders of The Roxbury Funds (the
"Trust") was held on April 9, 2015 (the "Meeting"). The following proposals were submitted for a vote of the Funds' shareholders at the Meeting:

1. To elect two trustees to the Trust's Board of Trustees.

2. For shareholders of the Mar Vista Strategic Growth Fund (the
"Strategy Growth Fund"), to approve an investment advisory agreement between the Trust, on behalf of such Fund, and Mar
Vista Investment Partners, LLC ("Mar Vista").

3. For shareholders of the Hood River Small-Cap Growth Fund (the
"Small-Cap Growth Fund"), to approve an investment advisory agreement between the Trust, on behalf of such Fund, and Hood
River Capital Management LLC ("Hood River").

Shareholders of record of the Strategic Growth Fund and Small-Cap Growth Fund on the close of business on January 30, 2015 (the "Record Date") were entitled to vote on the proposals. Total outstanding shares of the Strategic Growth Fund totaled 1,223,924.14. Total outstanding shares of the Small-Cap Growth Fund totaled 2,420,686.72.

With respect to the proposals, the following votes were received:

1. Election of Trustees.

TRUSTEE NOMINEE 		 FOR 				WITHHOLD
Steven N. Marshman	2,497,731.184 		6,043.760
Gaylord B. Lyman 		2,497,356.490 		6,418.454

2. To approve an investment advisory agreement between The
Roxbury Funds, on behalf of the Mar Vista Strategic Growth Fund and Mar Vista Investment Partners, LLC.

      FOR 				AGAINST 			ABSTAIN
      802,373.941 			0 				0

3. To approve an investment advisory agreement between The
Roxbury Funds, on behalf of the Hood River Small-Cap Growth
Fund, and Hood River Capital Management LLC

      FOR 				AGAINST 			ABSTAIN
      1,285,545.194 		2,758.730 			10,319.176